FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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INITIAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*

SICONOLFI GARY A.
(Last) (First) (Middle)

325 Van Voorhis Avenue
(Street)

Rochester New York 14617
(City) (State) (Zip)

2. Date of Event Requiring Statement (Month/Day/Year)

10/31/02

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Issuer Name **and** Ticker or Trading Symbol

TORVEC, INC. ("TOVC")

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)

_X_Director ___10% Owner
___Officer (give title below) ___Other (specify below)

____

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)

X Form filed by One Reporting Person
__ Form filed by More than One Reporting Person

Table I – Non-Derivative Securities Beneficially Owned

1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
.$.01 par value common stock	88,652	D	

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, ***see*** Instruction 5(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Over)
SEC 1473 (7-02)

FORM 3 (continued)   TABLE II—Derivative Securities Beneficiary Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares			

Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

__/S/ GARY A. SICONOLFI______
**Signature of Reporting Person

_10/31/02__
Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, S*ee* Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.